UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2020

Commission File Number 000-20181

SAPIENS INTERNATIONAL CORPORATION N.V.

(Translation of Registrant’s name into English)

Azrieli Center

26 Harokmim St.

Holon, 5885800 Israel

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Consummation of Offering of Additional Sapiens Series B Debentures in Israel

On June 8, 2020, Sapiens International Corporation N.V. (“Sapiens” or the “Company”) announced that it has consummated its previously-announced offering, in Israel, of an additional approximately US $60 million of its non-convertible Series B Debentures. These additional debentures are part of the same series as, and will have terms that mimic the terms of, Sapiens’ already outstanding Series B Debentures, and will trade on the Tel Aviv Stock Exchange (the “TASE”).

For further details concerning the offering, please see Sapiens’ Report of Foreign Private Issuer on Form 6-K (a “Form 6-K”) furnished to the Securities and Exchange Commission (the “SEC”) on June 1, 2020, the contents of which are incorporated by reference herein.

On June 8, 2020, the Company issued a press release to announce the consummation of the offering, a copy of which is appended to this Form 6-K as Exhibit 99.1.

Important Note re: Debenture Offering and Related Disclosures

The Offering of the Series B Debentures was made only in Israel and not to U.S. persons (as defined in Rule 902(k) under the Securities Act of 1933, as amended (the “Securities Act”)), in an overseas directed offering (as defined in Rule 903(b)(i)(ii) under the Securities Act), and was exempt from registration under the Securities Act pursuant to the exemption provided by Regulation S thereunder. The sale of the Series B Debentures was not registered under the Securities Act, and the Series B Debentures may not be offered or sold in the United States and/or to U.S. persons without registration under the Securities Act or an applicable exemption from the registration requirements of the Securities Act.

This Form 6-K shall not be deemed to be an offer to sell or a solicitation of an offer to buy any of the Series B Debentures.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sapiens International Corporation N.V.

Date: June 8, 2020	By:	/s/ Roni Giladi
Roni Giladi
Chief Financial Officer

EXHIBIT INDEX

The following exhibit is furnished as part of this Form 6-K:

Exhibit	Description
99.1	Press release issued by Sapiens on June 8, 2020 announcing Sapiens’ consummation of an offering of an approximately US $60 million principal amount of Sapiens’ non-convertible Series B Debentures

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